New Skies Satellites Holdings Ltd.

Canon’s Court

22 Victoria Street

Hamilton HM 12 Bermuda

May 5, 2005

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C.  20549

                                                Re:  New Skies Satellites Holdings Ltd.

                                                        Registration Statement on Form S-1

                                                        File No.:  333-122322

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1, as amended, of New Skies Satellites Holdings Ltd. (the “Company”) be accelerated so that the Registration Statement may become effective at 2:00 p.m. EDT on May 9, 2005, or as soon as possible thereafter.  In this regard, the Company is aware of its obligations under the Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the common stock specified in the above-referenced Registration Statement.

Pursuant to this request, the Company acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

New Skies Satellites Holdings Ltd.

By:	/s/ Thai Rubin
Name: Thai Rubin

GOLDMAN, SACHS & CO.	LEHMAN BROTHERS INC.
85 Broad Street	745 Seventh Avenue
New York, N.Y. 10004	New York, N.Y. 10019

May 5, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	New Skies Satellites Holdings Ltd.. (the “Company”)
Registration Statement on Form S-1 (Registration No. 333-122322)

Dear Sirs:

                As Representatives of the Underwriters of the Company’s proposed public offering, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 2:00 p.m. (NYT), on May 9, 2005, or as soon thereafter as is practicable.

                Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following approximate distribution of the Company’s preliminary prospectuses dated April 25, 2005 and May 2, 2005, respectively:

Preliminary Prospectus dated April 25, 2005:

20,900 copies to prospective Underwriters, institutional investors, dealers and others.

Distribution from April 25, 2005 through May 2, 2005

Preliminary Prospectus dated May 2, 2005:

21,250 copies to prospective Underwriters, institutional investors, dealers and others.

Distribution from May 2, 2005 through the date hereof.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Act of 1934, including the delivery requirement contained in such Rule.

Very truly yours,

GOLDMAN, SACHS & CO.
LEHMAN BROTHERS INC.
As Representatives of the several Underwriters

GOLDMAN, SACHS & CO.

By:	/s/ Goldman, Sachs & Co.

LEHMAN BROTHERS INC.

By:	/s/ Arlene Salmonson
Arlene Salmonson
Vice President